Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MAN SANG INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 938)

CHANGE OF AUDITORS

The Board of the Company hereby announces that EY resigned as auditors of the Company with effect from 24 March 2010. The Board shall seek approval of the Shareholders at the SGM to appoint PwC as new auditors of the Company to fill the casual vacancy following the resignation of EY and to hold office until the conclusion of the next annual general meeting of the Company. A circular containing a notice of the SGM together with further details of the Change of Auditors will be despatched to the Shareholders as soon as practicable.

The board of directors (the “Board”) of Man Sang International Limited (the “Company”) hereby announces that Ernst & Young (“EY”) resigned as auditors of the Company with effect from 24 March 2010.

Man Sang International (B.V.I.) Limited is the Company’s parent company (“Parent Company”) and its name has recently been changed to China Metro-Rural Holdings Limited. As a result of a merger (the “Merger”) between Creative Gains Limited, a wholly owned subsidiary of the Parent Company and China Metro-Rural Limited (formerly known as Mega Dragon Limited), as approved by the Parent Company’s shareholders at a special general meeting held on 19 March 2010, there was a change in the composition of the substantial shareholders of the Parent Company. After considering the fee and service proposals for the audit of the enlarged group, both the substantial shareholders and the board of directors of the Parent Company have proposed to appoint PricewaterhouseCoopers (“PwC”) as new auditors of the Parent Company and recommended the appointment of PwC as auditors of the Company. Accordingly, on 25 March 2010, the Board proposed to engage PwC as its new auditors for the fiscal year ending 31 March 2010, subject to approval by shareholders of the Company (the “Shareholders”). On the same day, the Board accepted the resignation of EY as auditors of the Company with effect from 24 March 2010.

The Board shall seek approval of the Shareholders at a special general meeting (the “SGM”) to appoint PwC as new auditors of the Company to fill the casual vacancy following the resignation of EY and to hold office until the conclusion of the next annual general meeting of the Company (the “Change of Auditors”).

EY have confirmed in their letter of resignation that there are no circumstances connected with their resignation which they considered should be brought to the notice of the Shareholders or creditors of the Company. Both the Board and the audit committee of the Company are not aware of any matters in connection with the resignation of EY that should be brought to the attention of the Shareholders. As of the date of their resignation, EY have not issued any audit report on the Company’s consolidated financial statements.

The Board would like to thank EY for their professional services and looks forward to working with PwC.

A circular containing a notice of the SGM together with further details of the Change of Auditors will be despatched to the Shareholders as soon as practicable.

By order of the Board Man Sang International Limited Pak Wai Keung, Martin Company Secretary

Hong Kong, 25 March 2010

As at the date of this announcement, the Board comprises three executive directors, namely Mr. Cheng Tai Po (Deputy Chairman), Mr. Lee Kang Bor, Thomas (Chief Executive Officer) and Ms. Yan Sau Man, Amy, one non-executive Director, namely Mr. Cheng Chung Hing (Chairman) and three independent non-executive directors, namely Mr. Fung Yat Sang, Mr. Kiu Wai Ming and Mr. Lau Chi Wah, Alex.